Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Patrick Soon-Shiong, M.D.
Chairman of the Board of Directors and
Chief Executive Officer
Abraxis BioScience, Inc.
11755 Wilshire Boulevard, Suite 2000
Los Angeles, CA 90025

> **Re: Abraxis BioScience, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-33407**

Dear Dr. Soon-Shiong:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 3: Merger, page 63

1.   You disclose that your purchase price allocation is based in part on a third-party valuation of certain tangible and intangible assets. Your reference to this third-party valuation suggests that you are placing reliance on the consultant, which the staff believes requires that the firm's name be included in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the third-party must be provided in the '33 Act registration statement. Please advise.

Note 4: Acquisition of Assets, page 65

2.   You disclose that you acquired AstraZeneca's U.S. anesthetics and analgesic product portfolio and that you are amortizing the acquisition cost on a straight line basis over twenty years. Please explain to us why you believe the twenty-year time period and the straight-line method are appropriate. In this regard, as it appears that you acquired existing products, please explain to us in your response:
*   when the acquired products were approved by the FDA;
*   when the acquired products were patented;
*   when the patents expire; and
*   why straight-line amortization is appropriate when pharmaceutical sales generally decline after patent expiration or when competing products are introduced.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant